                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                        IL FORNAIO (AMERICA) CORPORATION
                        --------------------------------
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)

                                   451926-10-9
                                   -----------
                                 (CUSIP Number)

                                MICHAEL J. HISLOP
                             CHIEF EXECUTIVE OFFICER
                        IL FORNAIO (AMERICA) CORPORATION
                         770 TAMALPAIS DRIVE, SUITE 400
                             CORTE MADERA, CA 94925
                                 (415) 945-0500
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                NOVEMBER 15, 2000
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box | |.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

--------------------------------------------------------------------------------
(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

         Michael J. Hislop
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) / /
         (b) /X/

--------------------------------------------------------------------------------
(3) SEC Use Only

--------------------------------------------------------------------------------
(4) Source of Funds (See Instructions)

         OO
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                     / /

--------------------------------------------------------------------------------
(6) Citizenship or Place or Organization

         United States of America
--------------------------------------------------------------------------------
                                    SOLE VOTING POWER
                           7
NUMBER OF                           -0-
SHARES
BENEFICIALLY
OWNED BY
EACH                                -------------------------------
REPORTING                           SHARED VOTING POWER
PERSON                     8
WITH                                534,073**
                                    -------------------------------
                                    SOLE DISPOSITIVE POWER

                            9
                                    -0-

                                    -------------------------------
                                    SHARED DISPOSITIVE POWER

                           10
                                    534,073**

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

         534,073**

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                                               / /

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

         9.2%

--------------------------------------------------------------------------------
(14) Type of Reporting person (See Instructions)

         IN
--------------------------------------------------------------------------------
** Mr. Hislop holds options to purchase 534,073 shares of Il Fornaio (America) Corporation Common Stock that are exercisable within 60 days of November 15, 2000.

ITEM 1. SECURITY AND ISSUER

         This statement on Schedule 13D relates to the Common Stock, $0.001 par value per share (the "Il Fornaio Common Stock"), of Il Fornaio (America) Corporation, a Delaware corporation ("Il Fornaio"). The principal executive offices of Il Fornaio are located 770 Tamalpais Drive, Suite 400, Corte Madera, California 94925.

ITEM 2. IDENTITY AND BACKGROUND

         (a)  The name of the person filing this statement is Michael J. Hislop.

         (b) The business address of Mr. Hislop is 770 Tamalpais Drive, Suite 400, Corte Madera, California 94925.

         (c) Mr. Hislop is the Chief Executive Officer of Directors of Il Fornaio. The principal business address of Il Fornaio is 770 Tamalpais Drive, Suite 400, Corte Madera, California 94925.

         (d) During the past five years, Mr. Hislop has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, Mr. Hislop has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

         (f)  Mr. Hislop is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Hislop holds options to purchase 534,073 shares of Il Fornaio (America) Corporation Common Stock that are exercisable within 60 days of November 15, 2000.

         Mr. Hislop's ownership of Il Fornaio Common Stock was previously reported on Schedule 13G and certain amendments thereto filed on February 16, 1999 and February 14, 2000. Mr. Hislop is filing this Schedule 13D because he recently entered into a Voting Agreement designed to facilitate the consummation of a merger described below.

ITEM 4. PURPOSE OF TRANSACTION

         (a) - (b) On November 15, 2000, Il Fornaio and Manhattan Acquisition Corp., a Delaware corporation ("Acquisition Corp."), entered into an Agreement and Plan of Merger (the "Merger Agreement") that, subject to the terms and conditions thereof, contemplates (i) the merger of Acquisition Corp. with and into Il Fornaio, with Il Fornaio as the surviving corporation (the "Merger") and
(ii) the conversion of each outstanding share of Il Fornaio Common Stock into the right to receive $14.00 in cash, without interest, except for shares owned by Acquisition Corp., shares held directly or indirectly by Il Fornaio, shares held by dissenting stockholders and certain shares held by certain executive officers and directors of Il Fornaio, including Mr. Hislop (the "Rollover Stockholders") as contemplated by the Securities Purchase and Contribution Agreement (the "Purchase Agreement") further discussed in Item 6 below. Consummation of the Merger is subject to certain conditions, including: (i) the receipt of the approval of the Merger Agreement and the Merger by the affirmative vote of the stockholders of Il Fornaio in accordance with applicable law; (ii) expiration or termination of all waiting periods applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Inprovements Act of 1976, as amended; (iii) the funding of committed debt financing (or alternative debt financing on terms no less favorable to Acquisition Corp.);
(iv) Il Fornaio's obtaining certain necessary approvals and consents from third parties and governmental entities; and (v) satisfaction of certain other conditions. The description contained in this
Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.1.

         To facilitate the consummation of the Merger, Mr. Hislop and Acquisition Corp. have entered into a Voting Agreement. Certain provisions of the Voting Agreement are described in Item 5 below.

         (c) Not applicable.

         (d) If the Merger is consummated, (i) the directors of Acquisition Corp. will become the directors of Il Fornaio, in each case until their successors are elected or appointed and qualified and (ii) the officers of Il Fornaio will continue as the officers of Il Fornaio, in each case, until their successors are elected or appointed and qualified.

         (e) It is currently anticipated that, immediately preceding or at the effective time of the Merger, the capitalization of Il Fornaio will be modified as set forth in the Merger Agreement and the Purchase Agreement.

         (f) None, except as otherwise described in response to this Item 4.

         (g) Upon consummation of the Merger, the certificate of incorporation of Il Fornaio will become the certificate of incorporation of the surviving corporation, except that such certificate of incorporation may be amended at the effective time of the Merger by Acquisition Corp. in its discretion. The bylaws of Acquisition Corp. will become the bylaws of the surviving corporation.

         (h) Upon consummation of the Merger, the Il Fornaio Common Stock will cease to be quoted on any quotation system or exchange.

         (i) Upon consummation of the Merger, the Il Fornaio Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         (j) Other than as described above, Mr. Hislop currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Mr. Hislop reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) On November 15, 2000, Mr. Hislop entered into a Voting Agreement with Acquisition Corp. (the "Voting Agreement"). Pursuant to the Voting Agreement, Mr. Hislop has agreed, among other things, (i) to vote each share of Il Fornaio Common Stock beneficially owned by Mr. Hislop in favor of the Merger and adoption of the Merger Agreement, (ii) to vote against any other acquisition proposal, such as a merger, consolidation or other business combination involving the Company or any sale of a material amount of its assets, (iii) not to transfer, pledge or otherwise dispose of, or contract to transfer, pledge or otherwise dispose of, any shares of Common Stock, or options to purchase such shares, or interest therein, other than pursuant to the Merger Agreement, and (iv) to grant Acquisition Corp. an irrevocable proxy to vote such shares in accordance with the Voting Agreement for the term thereof. The description contained in this Item 5 of the transactions contemplated by the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached to this Schedule 13D as
Exhibit 99.2.

         The 534,073 shares of Il Fornaio Common Stock, all of which are covered by Mr. Hislop's Voting Agreement, constitute approximately 9.2% of the issued and outstanding shares of Il Fornaio's Common Stock as of November 15, 2000.

         To the best of Mr. Hislop's knowledge and based upon information provided to Mr. Hislop by or on behalf of the individuals and entities named therein, Schedule I to this Schedule 13D sets forth the names, addresses and employers of the executive officers and directors of (i) Acquisition Corp., (ii) BRSE, L.L.C., a Delaware limited liability company ("BRSE") and the sole general partner of Bruckmann, Rosser, Sherrill & Co., II, L.P., a Delaware limited partnership ("BRS L.P.") that formed Acquisition Corp. for the purpose of the transaction described herein and (iii) Bruckmann, Rosser, Sherrill & Co., L.L.C., a Delaware limited liability company ("BRS"), a management company that invests the committed capital of BRS L.P. (BRSE, BRS L.P. and BRS being hereinafter collectively referred to as the "BRS Entities").

         To Mr. Hislop's knowledge and based upon information provided to Mr. Hislop by or on behalf of the individuals and entities named in Schedule I to this Schedule 13D, except to the extent that the BRS Entities may be deemed to be a beneficial owner of shares pursuant to the Voting Agreement, no shares of Il Fornaio Common Stock are beneficially owned by Acquisition Corp., the BRS Entities or any person listed on Schedule I to this Schedule 13D. In no event shall this Schedule 13D be deemed to constitute an admission that the BRS Entities are beneficial owners of any shares of Il Fornaio Common Stock beneficially owned by Mr. Hislop.

         During the past five years, to Mr. Hislop's knowledge and based upon information provided to Mr. Hislop by or on behalf of the individuals and entities named in Schedule I to this Schedule 13D, neither Acquisition Corp., the BRS Entities nor any person listed on Schedule I to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the past five years, to Mr. Hislop's knowledge and based upon information provided to Mr. Hislop by or on behalf of the individuals and entities named in Schedule I to this Schedule 13D, neither Acquisition Corp., the BRS Entities nor any person listed on Schedule I to this Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

         To Mr. Hislop's knowledge and based upon information provided to Mr. Hislop by or on behalf of the individuals and entities named in Schedule I to this Schedule 13D, all persons named in Schedule I to this Schedule 13D are citizens of the United States.

         (c) Mr. Hislop has effected no transactions in Il Fornaio Common Stock during the past sixty days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On November 15, 2000, Mr. Hislop entered into the Purchase Agreement with Acquisition Corp., BRS L.P. and each of the Rollover Stockholders. Pursuant to the Purchase Agreement, and subject to the terms and conditions thereof, BRS L.P. has agreed to purchase securities of Acquisition Corp. for a purchase price of approximately $30.7 million, and the Rollover Stockholders have agreed that they will (i) purchase securities of Acquisition Corp. for an aggregate purchase price of approximately $9.3 million, which purchase price may be paid with shares of Il Fornaio Common Stock, or options to purchase such shares, or a combination thereof, or (ii) elect to receive in the Merger, in lieu of any cash payment otherwise due to such parties, securities of the surviving corporation in the Merger, with a fair market value of $9.3 million, of the same type and amount that such parties would have received had such parties purchased securities of Acquisition Corp. immediately prior to the Merger. Of the aggregate $9.3 million purchase price, Mr. Hislop has agreed to purchase securities of Acquisition Corp. or to receive securities of the surviving corporation, as the case may be, with a value of $2.9 million. The description contained in this Item 6 of the transactions contemplated by the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is attached to this Schedule 13D as Exhibit
99.3. Acquisition Corp. has the right
to amend the Purchase Agreement to add additional parties who desire to roll over equity securities of Il Fornaio in the Merger.

         Other than as described in this Item 6 and in Items 4 and 5 above, Mr. Hislop is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Il Fornaio, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

--------------------------------------------------------------------------------

EXHIBIT NO.                                             DESCRIPTION
--------------------------------------------------------------------------------


   99.1* Agreement and Plan of Merger, dated as of November 15, 2000, by and among Manhattan Acquisition Corp., a Delaware corporation, and Il Fornaio (America) Corporation, a Delaware corporation (without exhibits).
----------------------------------------------------------------------------

   99.2* Voting Agreement, dated as of November 15, 2000, by and among Manhattan Acquisition Corp., Michael J. Hislop and certain other officers and directors of Il Fornaio (America) Corporation, a Delaware corporation.

----------------------------------------------------------------------------

   99.3* Securities Purchase and Contribution Agreement, dated as of November 15, 2000, by and among Manhattan Acquisition Corp., a Delaware corporation, Bruckmann, Rosser, Sherrill & Co. II, L.P., a Delaware limited partnership, Michael J. Hislop and certain other officers and directors of Il Fornaio (America) Corporation, a Delaware corporation (without exhibits).
-----------------------------------------------------------------------------

   *      Previously filed.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 30, 2000                             /s/ Michael J. Hislop
                                                    -----------------------
                                                     Michael J. Hislop

                                  SCHEDULE I

                        EXECUTIVE OFFICERS AND DIRECTORS:

BRUCKMANN, ROSSER, SHERRILL & CO., L.L.C.

Name                                           Office
----                                           ------
Bruce C. Bruckmann                             Managing Director
Stephen F. Edwards                             Managing Director
Harold O. Rosser, II                           Managing Director
Stephen C. Sherrill                            Managing Director
Thomas J. Baldwin                              Managing Director
Paul D. Kaminski                               Chief Financial Officer

Messrs. Bruckmann, Edwards, Rosser, Sherrill, Baldwin and Kaminski are the managers of BRS.

BSRE, L.L.C.

Name                                           Office
----                                           ------
Bruce C. Bruckman                              Managing Director
Stephen F. Edwards                             Managing Director
Harold O. Rosser, II                           Managing Director
Stephen C. Sherrill                            Managing Director
Thomas J. Baldwin                              Managing Director
Paul D. Kaminski                               Chief Financial officer

Messrs. Bruckman, Edwards, Rosser, Sherrill, Baldwin and Kaminski are the managers of BRSE.


MANHATTAN ACQUISITION CORP.

Name                                           Office
----                                           ------
Harold O. Rosser, II                           President
J. Rice Edmonds                                Secretary

- The sole director of Acquisition is Harold O. Rosser.

Each of the foregoing persons is a citizen of the United States and has his Business address at:

                                   126 East 56th Street, 29th Floor
                                          New York, NY 10022

                                  EXHIBIT INDEX

--------------------------------------------------------------------------------

EXHIBIT NO.                                             DESCRIPTION.
--------------------------------------------------------------------------------



  99.1* Agreement and Plan of Merger, dated as of November 15, 2000, by and among Manhattan Acquisition Corp., a Delaware corporation, and Il Fornaio (America) Corporation, a Delaware corporation (without exhibits).
-------------------------------------------------------------------------

  99.2* Voting Agreement, dated as of November 15, 2000, by and among Manhattan Acquisition Corp., Michael J. Hislop and certain other officers and directors of Il Fornaio (America)
           Corporation, a Delaware corporation.

-------------------------------------------------------------------------

  99.3* Securities Purchase and Contribution Agreement, dated as of November 15, 2000, by and among Manhattan Acquisition Corp., a Delaware corporation, Bruckmann, Rosser, Sherrill & Co. II, L.P., a Delaware limited partnership, Michael J. Hislop and certain other officers and directors of Il Fornaio (America) Corporation, a Delaware corporation (without exhibits).

-------------------------------------------------------------------------

  *        Previously filed.